EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Six months ended March 31,		Year ended September 30,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Pre-tax income excluding noncontrolling interests	$270,164	$222,348	$471,525	$461,247	$361,908	$248,774	$386,854
Fixed charges	70,096	43,479	115,992	84,557	81,250	75,369	409,300
Less: preferred stock dividends	—	—	—	—	—	—	—

Earnings	$340,260	$265,827	$587,517	$545,804	$443,158	$324,143	$796,154

Fixed charges:
Interest expense	$54,618	$33,607	$90,389	$65,351	$62,564	$56,921	$392,229
Estimated interest portion within rental expense	14,872	9,523	24,623	18,727	18,399	18,416	17,071
Amortization of debt issuance cost	606	349	980	479	287	32	—
Preferred stock dividends	—	—	—	—	—	—	—

Total fixed charges	$70,096	$43,479	$115,992	$84,557	$81,250	$75,369	$409,300

Ratio of earnings to fixed charges and preferred stock dividends	4.85	6.11	5.07	6.45	5.45	4.30	1.95

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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